SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP 525 UNIVERSITY AVENUE PALO ALTO, CALIFORNIA 94301 TEL: (650) 470-4500 FAX: (650) 470-4570 www.skadden.com February 8, 2023	FIRM/AFFILIATE OFFICES BOSTON CHICAGO HOUSTON LOS ANGELES NEW YORK WASHINGTON, D.C. WILMINGTON BEIJING BRUSSELS FRANKFURT HONG KONG LONDON MUNICH PARIS SÃO PAULO SEOUL SHANGHAI SINGAPORE TOKYO TORONTO

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Edwin Kim
Jeff Kauten
Division of Corporation Finance
Office of Technology

Re:	KINS Technology Group Inc.
Amendment No. 2 to Registration Statement on Form S-4
Filed January 10, 2023
File No. 333-267938

Ladies and Gentlemen:

On behalf of our client, KINS Technology Group Inc., a Delaware corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended, and the rules promulgated thereunder, please find enclosed for filing with the Securities and Exchange Commission (the “Commission”) a complete copy of Amendment No. 3 (“Amendment No. 3”) to the above-captioned Registration Statement on Form S-4 of the Company originally filed with the Commission on October 19, 2022 (the “Registration Statement”).

Amendment No. 3 reflects certain revisions to the Registration Statement in response to the comment letter to Mr. Sheikh, the Company’s Chief Executive Officer, dated December 28, 2022, from the staff of the Commission (the “Staff”) and other updated information.

The numbered paragraph in bold below set forth the Staff’s comments together with the Company’s responses. Disclosure changes made in response to the Staff’s comments have been made in Amendment No. 3, which is being filed with the Commission contemporaneously with the submission of this letter. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Amendment No. 3.

Registration Statement on Form S-4 filed January 10, 2023

Unaudited Pro Forma Condensed Combined Financial Information, page 96

4.	We note you anticipate the Business Combination will be accounted for as a reverse recapitalization. You disclosed several reasons why CXApp has been determined to be the accounting acquirer including that CXApp’s management will comprise the majority of New CXApp. However, we also note on page 231 that Mr. Khurram P. Sheikh, KINS’ current Chairman, Chief Executive Officer, and Chief Financial Officer, will serve as the Chairman and Chief Executive Officer of the combined company. Additionally, Messrs. Sheikh, Martino, and Eisnor, currently KINS’ directors, have been nominated to serve on the Combined Company Board. Please explain to us your consideration of the post-closing composition of the Board and designation of the Chief Executive Officer when concluding that CXApp, and not KINS Technology Group, is the accounting acquirer. Also, clarify on page 96 the contemplated composition of the Combined Company’s Board and management.

Response: Upon further consideration of the role of Mr. Sheikh in the hiring of the post-closing Chief Financial Officer, Michael Angel, the post-closing management structure and board structure, we have determined KINS Technology Group Inc. to be the accounting acquirer. The Company has revised the disclosure on pages 54, 58, 101, 107, 170-171 and 235 of Amendment No. 3.

* * *

We thank the Staff for its review of the foregoing and Amendment No. 3. If you have further comments, please do not hesitate to contact me at michael.mies@skadden.com or by telephone at (650) 470-3130.

Sincerely,

/s/ Michael J. Mies
Name: Michael J. Mies

cc:	Khurram P. Sheikh, KINS Technology Group Inc.
Nadir Ali, CXApp Holding Corp.
Nimish Patel, Mitchell Silberberg & Knupp LLP
Blake Baron, Mitchell Silberberg & Knupp LLP